RWE

RECEIVED

2007 APR 10 A 10:31

File No. 82-4018

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

April 3, 2007




07022516

**File No. 82-4018**
**RWE Aktiengesellschaft,**
**Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

SUPPL

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the notification concerning transactions by persons performing managerial responsibilities pursuant section 15 a of the German Securities Trading Act (WpHG) (Directors' Dealings) dated April 3, 2007 of the RWE Group.

If you have any questions or comments please call the undersigned

at +49 201 12 15063 (Dr. Hüffer)
or +49 201 12 15030 (Mr. Alphéus).

PROCESSED
APR 12 2007
THOMSON
FINANCIAL

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Yours sincerely,

R W E Aktiengesellschaft

- Alphéus-      i.V. - Dr. Hüffer -

Encl.

4/10

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

**Notification concerning transactions by persons performing managerial responsibilities pursuant section 15 a WpHG (Directors' Dealings) dated April 3, 2007**

| Date of the transaction | Name | Reason for the disclosure requirement/ position | Description of the financial Instrument | ISIN | Type of the transaction (purchase/sale) | Place (stock exchange) | Price per item / curreny | Number of items | Total amount traded | Underlying instrument* | Strike price* | Price-multiplier* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 30.03.2007 | Roels, Harry | Vorstand | RWE common shares | DE 0007037129 | purchase | Frankfurt (XETRA) | 77,1079 | 1.919 | 147.970,06 | - | - | - |
| 30.03.2007 | Bonekamp, Berthold A. | Vorstand | RWE common shares | DE 0007037129 | purchase | Frankfurt (XETRA) | 77,1079 | 1.440 | 111.035,38 | - | - | - |
| 30.03.2007 | Fitting, Alwin | Vorstand | RWE common shares | DE 0007037129 | purchase | Frankfurt (XETRA) | 77,1079 | 1.440 | 111.035,38 | - | - | - |
| 30.03.2007 | Jobs, Dr. Ulrich | Vorstand | RWE common shares | DE 0007037129 | purchase | Frankfurt (XETRA) | 77,1079 | 1.440 | 111.035,38 | - | - | - |
| 30.03.2007 | Pohlig, Dr. Rolf | Vorstand | RWE common shares | DE 0007037129 | purchase | Frankfurt (XETRA) | 77,1079 | 240 | 18.505,90 | - | - | - |
| 30.03.2007 | Sturany, Dr. Klaus | Vorstand | RWE common shares | DE 0007037129 | purchase | Frankfurt (XETRA) | 77,1079 | 540 | 41.638,27 | - | - | - |
| 30.03.2007 | Zilius, Jan | Vorstand | RWE common shares | DE 0007037129 | purchase | Frankfurt (XETRA) | 77,1079 | 600 | 46.264,74 | - | - | - |

* only for derivatives transactions

END